# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Freedom Holding Corp., CIK 0000924805
CUSIP: 356390104
Title of class of securities: Common Stock, $.001 par value per share
Address of issuer's principal executive offices: 40 Wall Street, 58th Floor, New York, New York (NY), 10005
Date of event which requires filing of this statement: 11/05/2026
Amends the filing with accession number 0001038838-15-000185
Filed by CIK 0001658629
Persons authorized to receive notices and communications: Timur R. Turlov, 40 Wall Street, 58th Floor, New York, New York (NY), 10005, (212) 980-4400

## Reporting persons
- Turlov Timur R (CIK 0001658629): type of reporting person: individual (IN); citizenship or place of organization: Kazakstan (1P); source of funds: other (OO); sole voting power 41,405,112; shared voting power 0; sole dispositive power 41,405,112; shared dispositive power 0; aggregate amount beneficially owned 41,405,112 (64.91% of the class)
  Comment: Explanatory Note
  
  This Amendment No. 5 (this "Amendment") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on December 2, 2015, as amended on July 10, 2017, September 18, 2017, November 14, 2017 and September 18, 2026 (the "Filing"), by the Reporting Person relating to the shares of common stock, par value $0.001 per share ("Common Stock"), of Freedom Holding Corp. (formerly known as BMB Munai, Inc.) (the "Issuer"). Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Filing.
  
  The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $.001 par value per share
Name of issuer: Freedom Holding Corp.
Address of issuer's principal executive offices: 40 Wall Street, 58th Floor, New York, New York (NY), 10005

## Item 2. Identity and Background
Name of person filing: Timur R. Turlov
Residence or business address: 40 Wall Street, 58th Floor, New York, NY 10005
Present principal occupation or employment: Chief Executive Officer and Chairman of the Board of Directors of Freedom Holding Corp.
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship: Kazakhstan

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information contained on the cover pages to this Amendment No. 5 and the information set forth in Items 4, 5 and 6 hereof are incorporated by reference herein. Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 5 is being filed to report the Reporting Person's entry into the Heads of Terms described in Items 4 and 6. The Reporting Person has not acquired any shares of Common Stock since the date of Amendment No. 4, and no funds or other consideration have been used by the Reporting Person in connection with the transactions reported in this Amendment No. 5.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On November 5, 2026, the Reporting Person, Turlov Private Holding Ltd. (the "Buyer"), an entity beneficially owned by the Reporting Person by 99.9999%, and Bakhtiyar Ospanov (the "Seller") entered into heads of terms (the "Heads of Terms") relating to the acquisition by the Buyer of a participation interest of not less than 51% in Ak Zhayik Capital LLP, a Kazakhstan limited liability partnership, at a purchase price of US$300 million (the "Interest Price").

Under the Heads of Terms, the Reporting Person would transfer shares of Common Stock to the Seller in two tranches, in 2026 and 2027, as an intermediate means of settling the Interest Price, and the Seller would resell those shares personally or through his Controlled Person (as defined in the Heads of terms) in transactions intended to qualify for an exemption from registration under the Securities Act. The number of shares in each tranche would be determined at the time of transfer by dividing the applicable tranche amount by the 20-trading-day volume-weighted average price of the Common Stock on Nasdaq and multiplying the result by 1.15. The Reporting Person and the Buyer would pay in cash any shortfall between the Interest Price and the Seller's sale proceeds.

The Heads of Terms provide that, except for certain specified provisions, they are non-binding. Certain provisions, including the obligations of the Reporting Person and the Buyer to transfer the shares and to ensure that the Seller receives the Interest Price in cash, are binding upon execution, but are to be performed only after definitive documents are entered into and become effective. The transaction is subject to the negotiation and execution of definitive documents and to the satisfaction of the conditions to be set forth in them. No assurances can be given that definitive documents will be entered into or that the transaction will be consummated on the terms described above or at all.

The foregoing description of the Heads of Terms does not purport to be complete and is qualified in its entirety by reference to the full text of the Heads of Terms, a copy of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in Rows 7 through 13 of the cover page of this Amendment No. 5 is incorporated herein by reference. As of the date hereof, the Reporting Person beneficially owns 41,405,112 shares of Common Stock, representing approximately 64.91% of the outstanding shares of Common Stock, and has sole voting and dispositive power with respect to all of such shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The percentage is based on 63,787,666 shares of Common Stock outstanding as of August 7, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026.
Transactions in the class effected during the past sixty days: Except as described in Item 4, the Reporting Person has not effected any transactions in the Common Stock since the filing of Amendment No. 4.
Other persons with the right to receive dividends or sale proceeds: Except as described in Item 4, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Item 4 of this Amendment No. 5 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description
99.1 Heads of Terms, dated November 5, 2026*

* Filed herewith in redacted form. A Confidential Treatment Application has been submitted to the SEC contemporaneously with this filing pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended, requesting confidential treatment of the redacted provisions. The unredacted exhibit has been separately provided to the SEC staff.

## Signatures
- Turlov Timur R: /s/ Timur R. Turlov, Timur R. Turlov (11/09/2026)